 

Curtis Wood · 2nd

Bee Mortgage App Founder & CEO NMLS 1308125
Mortgage Loan Originator | App Developer | Purpose Driven
Capitalist

Jacksonville, Florida, United States · 500+ connections ·
Contact info

 Bee Mortgage App

 Tennessee Temple University

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Featured

 **The ideal mortgage experience**

Providing the ideal mortgage experience means being more than
just a loan officer. It means listening to hopes, giving personal
expert advise, and providing a lending solution for every dream.
...

Activity

5,474 followers

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Congrats bud!
Curtis commented

Thanks Carlton!
Curtis commented

Experience

 **Founder & CEO**
Bee Mortgage App
May 2018 – Present · 2 yrs 7 mos

Making homeownership more affordable and accessible by mobilizing mortgages with blockchain |
Patent pending mobile tech for home buyers by mortgage pros.

 **Mortgage Loan Originator**
EverBank
Aug 2016 – May 2018 · 1 yr 10 mos

Front line MLO for Fannie Mae Day 1 Certainty and Blend integration team.

Top 5 Power ranking closer.

Mortgage Loan Originator
PHH Mortgage
Feb 2015 – Jul 2016 · 1 yr 6 mos

A loan originator in several key high-volume states, Curtis achieved a top-3 position in every
performance category.

Private label loan origination for various Forbes 50 brands including Goldman Sachs, TIA ...see more

 **Brand Development & Loyalty Advisor**
TheArtofBizLoyalty.com
Jan 2000 – Feb 2015 · 15 yrs 2 mos
USA

Insight for Loyalty.

"Creating experiences employees and customers desire to re-experience is the Art of Business
Loyalty."   ...see more

 **Brand Loyalty & Mobile Commerce Advisor**
iMobile3
Aug 2014 – Jan 2015 · 6 mos

Curtis managed Brand Loyalty & Mobile Commerce for iMobile3, a software firm who developed
white label mobile applications for brands such as Home Depot, Neiman Marcus and Moe's; and
whose loyalty solution PassMarket was jointly developed with Apple Pay.
                                                                          ...see more

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Education

 **Tennessee Temple University**

Licenses & certifications

 **Certified Blockchain Expert**
Blockchain Council
Issued Apr 2018 · No Expiration Date
Credential ID 11501048

See credential

 **Yellow Belt**
Lean Six Sigma Academy LLC
Issued 2015 · No Expiration Date

Volunteer experience

 **Supporter & Volunteer**
Big Brothers Big Sisters of America
2003 – Present · 17 yrs
Children

Mr. Wood's first experience with reaching out to underprivileged youth was at a boys home in Jacksonville, Florida when he met a little boy named Detroit Garrett. The encounter stayed with him for the rest of his life. He first volunteered with Big Brothers Big Sisters at a hot-air balloon show in 2003 and was touched by the spirit of the organization. He has since returned to donate a portion of his time to the effort that no child go without a mentor or moral compass to guide them in to adulthood.

 **Supporter & Volunteer**
Wounded Warrior Project
Feb 2014 – Present · 6 yrs 10 mos

Mr. Wood is a supporter & volunteer for the Jacksonville branch Wounded Warrior Project and is dedicated to their mission: "To foster the most successful, well-adjusted generation of wounded service members in our nation's history."

An ardent supporter of our Nation's Military, Mr. Wood believes we owe each Veteran a debt of gratitude and contribution towards their eventual safe return and welcoming home. When not donating monetarily, he gives a portion of his time to efforts fostering mission success for the project.

 **U4 Coach**
West Side Soccer Club
Mar 2016 – Present · 4 yrs 9 mos

Mr. Wood coaches children under the age of 4 in developing social skills, teamwork, and having fun.

Skills & endorsements

Leadership · 99+

 Endorsed by **Darius Washington and 3 others** who are highly skilled at this

 Endorsed by **2 of Curtis' colleagues at Bee Mortgage App**